UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Entry into Cooperation Agreement

On February 19, 2025, Golden Heaven Group Holdings Ltd. (the “Company”), through Nanping Golden Heaven Amusement Park Management Co., Ltd. (the “Nanping Golden Heaven”), a subsidiary of the Company, entered into a cooperation agreement (the “Cooperation Agreement”) with Nanping Dacheng Culture Communication Co., Ltd. (“Dacheng Culture”) and Fuzhou Yibang Amusement Park Co., Ltd. (“Fuzhou Yibang”). Pursuant to the Cooperation Agreement, the parties will jointly develop wedding photography and light show projects in Tongling city and Changde city, China (the “Projects”). Nanping Golden Heaven will coordinate and supervise the operation of the Projects and participate in sharing of project profits during the 6-month cooperation period. Dacheng Culture and Fuzhou Yibang will be responsible for professional photography and light show activities and providing relevant venues, respectively.

Attached as Exhibit 99.1 is a press release of the Company, dated February 19, 2025, entitled, “Golden Heaven Group Holdings Ltd. Launches Wedding Photography and Light Show Projects.”

Forward-Looking Statements

This Form 6-K contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure investors that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourage investors to review other factors that may affect the Company’s future results in its registration statement and other filings with the United States Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release “Golden Heaven Group Holdings Ltd. Launches Wedding Photography and Light Show Projects”, dated February 19, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: February 20, 2025	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

3